Mail Stop 3561


      February 24, 2006



Mr. James E. LaCrosse
Chairman and Chief Executive Officer
National Wine & Spirits, Inc.
700 West Morris Street
P. O. Box 1602
Indianapolis, Indiana  46206

      Re:	National Wine & Spirits, Inc.
      	Form 10-K for the Fiscal Year Ended March 31, 2005
      Filed June 14, 2005

		Form 10-QSB for the Fiscal Quarter Ended December 31,
2005
		Filed February 10, 2006
		File No. 333-74589

Dear Mr. LaCrosse:

	We have reviewed your response of October 20, 2005 to our prior comments and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We would appreciate if you would show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings. After reviewing the information included in your response, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended March 31, 2005

Item 15.  Exhibits and Financial Statement Schedules

	1.	Financial Statements

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1.  Nature of Business and Summary of Significant Accounting
Policies, page 39

General
Advertising Costs, page 40
Vendor Allowances Received, page 42

1. We note your response and revised disclosure proposed to address the issues in comments 10, 11 and 13 in our letter of September 29,
2005 relating to your accounting treatment of certain vendor allowances. Please also disclose the amount of promotional funds received from vendors that are netted against gross promotional expenses for all periods presented. Please also disclose in management`s discussion and analysis that you are unable to estimate the impact on revenue or gross margin if vendor support was discontinued and that you would not likely continue the current level of product promotion without the supplier`s financial support. Please also revise your footnote disclosure to include the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost of products sold.

* * * * *
      As appropriate, please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T. You may contact Milwood Hobbs at (202) 551-3241, or in his absence, the undersigned at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 551-3720.

Sincerely,



Michael Moran
Accounting Branch Chief

Mr. James E. LaCrosse
National Wine & Spirits, Inc.
February 24, 2006
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